Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated December 7, 2010

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared at www.sfgate.com on December 3, 2010.

                The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Lending Club, Prosper.com make peer-to-peer loans

Before Alex Taguchi proposed to high school flame Jenny Lee, the 26-year-old decided to liquidate about $11,000 in credit card debt, provided he could find a payment plan affordable on his salary as a software support specialist.

His bank offered him a debt consolidation loan at 16.5 percent, but the Mountain View man decided to get a quote from a new online financial service that matches borrowers with lenders to give each better deals than are otherwise generally available.

Today Taguchi is paying $380 a month on a three-year, 13.88 percent note issued through Lending Club.com, one of two Bay Area firms pioneering a new industry called peer-to-peer lending. The other is Prosper.com.

"This is really a different way of lending and thinking about lending," said Mark Schwanhausser, an analyst who follows the financial industry for Javelin Strategy & Research in Pleasanton. "It's really about you as a borrower saying, 'I want a lower rate,' and you as an investor saying, 'I want a higher yield,' and then creating the online platform to bring the two parties together."

Technologically and culturally, these new lending outfits are like eBay, which hooks up buyers and sellers of real-world goods, only in this case the competitor is not the neighborhood consignment store but the banking industry - the institution that takes in deposits and lends out the money at a profit.

But Lending Club of Redwood City and Prosper of San Francisco have figured out how to perform this two-fisted function, of taking money in the one hand and lending it with the other, in a way that allows aspiring borrowers to specify how much they want, and for what purpose, and also gives them an overall risk profile - comparable, say, to a search engine ranking.

These two online lending rivals then give potential investors the option to fund some of these loans at fixed rates and fixed terms - and interest levels designed to compete with bonds, stocks and other financial instruments.

New opportunities

Monterey resident Albert Tao, 50, a self-described aggressive growth investor, started shifting his retirement income to these new lending opportunities after his nest egg - previously in stocks and mutual funds - got clobbered by the last financial downturn.

Now he thinks his new investments in peer-to-peer loans will get him long-term returns comparable to what he could get from stocks without the gut-wrenching volatility that comes from riding the roller coaster that is Wall Street.

"My investments are predicated on the fact that most people are honest and they want to make good on their obligations," said Tao, adding: "Unlike the stock market, the past is a good indicator of future performance when it comes to people."

Lending Club and Prosper are so new that the banking industry has barely noticed these online competitors.

"It may well be a new niche market," said Nessa Feddis, chief counsel to the American Bankers Association, adding that if online lending platforms prove themselves, "banks are going to match it."

'Properly regulated'

Nancy Sheppard, president of Western Independent Bankers, which serves smaller community banks, said her only concern would be that these new lenders are properly regulated "in a manner that protects consumers - both those lending money and those receiving loans."

Lending Club and Prosper are overseen by the Securities and Exchange Commission, which details the sort of information about risk that they have to reveal to potential investors. State agencies also oversee some aspects of their activities, but this investment genre is so new that Congress is currently studying how they operate, according to Chris Larsen, founder of Prosper.

Larsen, who started and sold the online site eLoan during the dot-com era, stumbled in his early dealings with regulators. "We took some arrows in our back for being first," he said.

Lending Club, following close on its heels, managed the initial brush with regulators more deftly and has surpassed Prosper in monthly loan originations in a market that is still in its early days, according to Renaud Laplanche, the French-born chief executive of Lending Club.

"Currently we are growing about 10 percent month to month," Laplanche said.

Prosper and Lending Club are somewhat akin to the microlending site Kiva.org, which makes small loans in poor countries or now in poorer parts of the United States, but with one big difference: Kiva does not promise interest to its lenders; these outfits do.

The Gerson Lehrman Group, a consulting network, recently noted that there are more than two dozen peer-to-peer lenders active worldwide, most nonprofit but some, like the Bay Area startups, for-profit entities.

"P2P lending has captured imaginations," the report said, adding, "the Facebook, Amazon or Apple of social lending may be just around the corner."

Happy with the deals

Meanwhile, borrowers who find these new outlets are happy with the deals. When Kirstin Lindquist wanted to expand her store, Energy Matters Acupuncture and Qigong in Oakland, she was thrilled to get a $16,000 loan at a fixed rate of 7.88 percent. Not only was it a great rate, but she liked the process better than doing business with a bank.

"I feel warm and fuzzy when I make my loan payment," she said.